UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29802/ September 21, 2011

_____

In the Matter of   :
                                                                                          :
Hartford Dividend & Growth HLS Fund Inc.   :
200 Hopmeadow Street   :
Simsbury, Connecticut 06089   :
                                                                                          :
(811-8186)   :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Hartford Dividend & Growth HLS Fund Inc. ("Applicant"), an investment company
registered under the Investment Company Act of 1940 ("1940 Act"), filed an application
on July 9, 2008, and an amendment to the application on September 30, 2008 under
Section 8(f) of the 1940 Act, requesting an order declaring that it has ceased to be an
investment company as defined by the 1940 Act.

On August 26, 2011, a notice of filing of the application was issued (Investment
Company Act Release No. 29770). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Hartford Dividend & Growth HLS Fund Inc. (811-8186) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary